Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AXONICS MODULATION TECHNOLOGIES, INC.

a Delaware corporation

Axonics Modulation Technologies, Inc., a Delaware corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendments to the Fourth Amended and Restated Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State of the State on April 28, 2017, and as amended on August 3, 2017, February 1, 2018, and March 29, 2018 (the “Certificate of Incorporation”), directing that said amendments be submitted to the stockholders of the Corporation for consideration. The resolutions setting forth the proposed amendments are as follows:

RESOLVED FURTHER, that Section A of Article 4 of the Certificate of Incorporation be amended in its entirety to read as follows:

“A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 32,785,981 shares, of which 20,500,000 shares shall be Common Stock, $0.0001 par value per share, and 12,285,981 shares shall be Preferred Stock, $0.0001 par value per share, of which 1,030,000 shares shall be designated “Series A Preferred Stock,” 2,529,862 shares shall be designated “Series B-1 Preferred Stock,” 2,537,231 shares shall be designated “Series B-2 Preferred Stock,” and 6,188,888 shares shall be designated “Series C Preferred Stock. Upon the filing and effectiveness of this Certificate of Amendment of Fourth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every one issued and outstanding share of Common Stock (including each share of treasury stock, if any) shall without further action by the Corporation or the holder thereof be split into and automatically become 1.2 shares of Common Stock (the “Forward Split”). The number of authorized shares of Common Stock of the Corporation and the par value of the Common Stock shall remain as set forth in this Fourth Amended and Restated Certificate of Incorporation. No fractional shares of Common Stock will be issued as a result of the Forward Split. Instead, in the event the Forward Split results in any stockholder being entitled to receive fractional shares that, when aggregated, equal less than a whole share of Common Stock, such fractional shares will be reclassified and converted from and after the Effective Time into one whole share of Common Stock in lieu of such fractional shares.”

RESOLVED FURTHER, that Section C(4)(a)(i) of Article 4 of the Certificate of Incorporation be amended in its entirety to read as follows:

“(i) Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the filing date of this Fourth Amended and Restated Certificate of Incorporation (the “Filing Date”), at the office of the Corporation or any transfer agent for such share, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Series A Purchase Price by the Series A Conversion Price (as defined below), determined as hereinafter provided, each as in effect on the date of effective conversion pursuant to Section 4(c) herein. The “Series A Conversion Price” per share of Series A Preferred Stock shall be $10.36 (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), and shall be subject to adjustment as set forth in Section 4(d) herein.”

RESOLVED FURTHER, that Section C(4)(b) of Article 4 of the Certificate of Incorporation be amended in its entirety to read as follows:

“(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective and applicable Conversion Price as provided in Section 4(a) above, immediately upon (i) the closing of a firm commitment underwritten public offering of Common Stock registered under the Securities Act of 1933, as amended (the “Securities Act”), but not including any registration relating solely to a transaction under Rule 145 of the Securities Act or to an employee benefit plan of the Corporation, with aggregate gross proceeds of at least $50,000,000 (before deduction of underwriters commissions and expenses), a per share price equal to at least $12.00 (as adjusted for stock splits, combinations, stock dividends, recapitalizations and the like) and the listing of the Common Stock on an United States securities exchange (a “Qualified IPO”), or (ii) upon the election of the holders of more than two-thirds (2/3) of the outstanding shares of Preferred Stock, voting together as a single class on an as-if converted basis (calculated assuming the exercise of any outstanding right of any person to exchange his, her or its equity interest in Axonics Europe, S.A.S. for shares of Preferred Stock of the Corporation).”

RESOLVED FURTHER, that Section C(4)(k) of Article 4 of the Certificate of Incorporation be amended in its entirety to read as follows:

“(k) Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. In the event the conversion of any share or shares of Preferred Stock results in any stockholder being entitled to receive fractional shares that, when aggregated, equal less than a whole share of Common Stock, such fractional shares will be reclassified and converted from and after the applicable conversion into one whole share of Common Stock in lieu of such fractional shares.”

SECOND: That thereafter, the holders of the necessary number of shares of capital stock of the Corporation gave their written consent in favor of the foregoing amendments in accordance with the provisions of Section 228 of the Delaware General Corporation Law.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Axonics Modulation Technologies, Inc. has caused this Certificate of Amendment to be signed this 18th day of October, 2018.

/s/ Raymond W. Cohen
Raymond W. Cohen, Chief Executive Officer